Investment Managers Series Trust II
235 West Galena Street
Milwaukee, Wisconsin 53212

October 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894)
Request for Withdrawal of Post-Effective Amendment No. 128

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Investment Managers Series Trust II (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 128 (“Amendment No. 128”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 128 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 000139844-17-010747) on August 23, 2017 to introduce one new series of the Trust: the REX Bitcoin Strategy Fund (the “Fund”).

The Trust notes that on a call with the Staff, the Staff expressed the view that it is the Commission’s policy not to review a registration statement for a fund where the underlying instruments in which the fund intends to primarily invest are not yet available. The Staff requested that the Trust withdraw Amendment No. 128 until such time as the underlying instruments in which the Fund intends to invest (i.e., bitcoin futures contracts) become available for investment. In response to the Staff’s request, we are requesting withdrawal of Amendment No. 128.

Amendment No. 128 has not yet become effective and no securities have been sold in connection with the filing.

If you have any questions regarding this filing, please contact the undersigned at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary